Exhibit II-6

Towa Real Estate Development Co., Ltd.'s Summary of Financial Statements for the Third Quarter of the Fiscal Year Ending March 31, 2009, dated February 5, 2009.

A fair and accurate translation of the material provisions of the above-mentioned foreign language document is included in the Mitsubishi Estate FACT BOOK 2009/3, 3rd Q, dated February 5, 2009, attached as Exhibit I-5.